

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
1238 SOUTH MAIN STREET
LAKEPORT, CA 95453
Email: info@FRAC-US.com
(707) 263-5413   Facsimile: (707) 263-6716

October 10, 2014

VIA E-MAIL

Larry Spirgel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Financial Resolutions of America Corp.
         Offering Statement on Form 1-A
         Amended October 8, 2014
         File No. 024-10406

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, Financial Resolutions of America Corp. (the "Company") hereby requests that the qualification date of the above-referenced Offering Statement be accelerated so that it will be declared qualified at 5:00 p.m., EST, on Tuesday, October 14, 2014, or as soon thereafter as is practicable.

Finally, the Company acknowledges the following:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Resolutions of America Corp.

By: _____
Name: Mark McDougal
Title: Senior Vice President
Date: October 10, 2014